March 19, 2015

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Superior Industries International, Inc.
Preliminary Proxy Statement, Filed March 11, 2015
Amended Preliminary Proxy Statement, Filed March 19, 2015
File No. 001-06615

Dear Mr. Duchovny:

On behalf of Superior Industries International, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 18, 2015 with respect to the above-referenced filing. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Concurrently herewith, the Company is filing an amended Preliminary Proxy Statement (the “Amended Proxy Statement”) on Schedule 14A containing the revisions described in this letter. The Company respectfully requests that the Staff confirm that it has no further comments on the Company’s Amended Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on March 20, 2015, or as soon as practicable thereafter.

Preliminary Proxy Statement

Proposal No. 1 Election of Directors, page 9

Comment No. 1

Please disclose whether your nominees have consented to be named in your proxy statement.

Daniel F. Duchovny

March 19, 2015

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Amended Proxy Statement to indicate that the nominees have consented to be named in the Company’s proxy statement.

Form of Proxy Card

Comment No. 2

Please revise the form of proxy to clearly mark it “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, the Company has revised the form of proxy card to mark it “Preliminary Copy.”

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or in the Amended Proxy Statement, please call me at (312) 558-5723.

Respectfully submitted,

/s/ Bruce A. Toth

Bruce A. Toth

cc: Donald J. Stebbins